Contact

www.linkedin.com/in/sirkellyhill
(LinkedIn)

Top Skills

Strategic Communications
Strategic Partnerships
Leadership

Languages

English
Spanish

Certifications

NFA Series 3
CAIA

Kelly Hill

CEO, VRTMV | Principal, Pythia Capital Advisors | Building Technology and Investment Strategies Around Risk, Transparency and Better Decision-Making
Seattle, Washington, United States

Summary

I work at the intersection of technology, investment strategy and risk—fields where complexity is often mistaken for insight and activity for progress.My focus is on building systems that make consequential decisions clearer before time, capital or reputation are placed at risk.As CEO of VRTMV, I lead the commercial strategy for a company helping organizations evaluate VMware-to-Linux migration readiness before a transition begins. A migration should not start with assumptions. It should start with evidence about what can move, what requires remediation and what should not be moved at all.As Principal at Pythia Capital Advisors, I apply the same philosophy to investment management. Pythia is built around disciplined risk management, direct client account ownership, complete transparency and an intraday strategy designed to avoid overnight market exposure.VRTMV and Pythia operate in different industries, but both reflect the same conviction: uncertainty cannot be eliminated, but it can be examined, measured and managed before it becomes an expensive consequence.My background spans capital markets, technology commercialization, strategic partnerships and emerging business development. I hold the Chartered Alternative Investment Analyst designation and have completed the Series 3 examination.I am particularly interested in the architecture of better decisions—how evidence replaces assumption, transparency changes behavior and disciplined systems create confidence where certainty is impossible.Quotes:- “In building real wealth, one must look to the road less travelled. In being an entrepreneur, one must have passionate focus toward execution. In being a technology/information executive, one must always primarily assess success based upon real adoption.”-“Always stay humble, honest, life is an adventure of learning and discovery.”-“Get Sh*t Done. Make it Fun.”

Experience

Virtual Move (vrtmv)

President\CEO

January 2024 - Present (2 years 8 months)

Seattle, WA

VRTMV helps organizations evaluate VMware-to-Linux migration readiness before undertaking a costly or disruptive infrastructure transition.
As CEO, I lead the company’s commercial strategy, enterprise positioning, strategic partnerships, customer experience and go-to-market development.
Key areas of responsibility include:

- Translating complex migration technology into clear business and executive decision-making
- Developing enterprise, consultant and technology-partner relationships
- Establishing pricing, contracting and enterprise trust requirements
- Coordinating commercial priorities with VRTMV’s distributed engineering organization
- Building a practical customer journey from initial evaluation through migration readiness reporting

VRTMV’s objective is not to perform the migration blindly. It is to establish what will work, what may not work and what must be addressed before the migration begins.

Confident migration. Verified parity.

Pythia Capital Partners

Managing Partner

November 2022 - Present (3 years 10 months)

Seattle, WA

Pythia Capital Advisors is an investment management firm built around disciplined risk management, direct client account ownership and complete transparency.
As a Principal, I lead the firm’s investment strategy, risk framework, business development and investor communications.
Pythia operates through separately managed accounts, allowing each investor to retain direct ownership and visibility of their assets while the firm applies its trading strategy.
The strategy is designed to pursue intraday opportunities in the equity index futures markets without maintaining overnight market exposure.
The firm’s operating principles are straightforward:

- Your account. Your assets.

• Complete transparency into positions and activity
• Opportunity without overnight market risk
• Risk management evaluated alongside return

Most investors focus first on performance. Pythia is built on the belief that returns cannot be properly understood without examining the risk, structure and decision process used to produce them.

Your Account. Our Strategy.

GroundWorx®

Board Member

January 2017 - Present (9 years 8 months)

San Diego, CA

Providing oversight in Board position to corporate governance, capital raise, and capital management, business development, branding, strategic partnerships, acquisitions, etc.

Asset One Inc.

25 years 8 months

Current Chairman\Former CEO

January 2001 - Present (25 years 8 months)

Seattle, London, Vancouver

Developed and manage a futures long\short style Fund. Primary market: SP index futures, Secondary commodities\currencies: Euro Fx\Grains(Wheat \Beans),Gold, Bonds, Crude. Specific discretionary approach with technical analysis overlay. Multi-timeframe approach with strict money management discipline. Intraday entries and exits during premarket and regular sessions. Cash based in overnight session. Low outlier and systemic risk exposure. Primary responsibilities include:

Business Management

Developed entire business. Execute all day to day fund operations, reporting, troubleshooting and back office work.

Handled legal, disclosure, code of conduct and compliance issues.

Portfolio Manager/Research Analyst

January 2001 - December 2024 (24 years)

Proficient in price patterns, stochastic process, trading psychology, momentum-trend filters, Fibonacci, market structure, indicators, statistics,

probability theory, outlier events, deviation, covariance-correlation, valuation, VAR types, greeks, pricing models, and mean-variance.

Comprehensive understanding of entire Hedge Fund space, global macro, absolute return, event driven, arbitrage, long/short, relative value, benchmarking, style shift issues, risk\return metrics, valuation & pricing models.

Experienced in applied aspects of quantitative math and finance including: "black box" systems and econometric input models such as regression modeling, volatility modeling, and hedging issues.

Strategically execute periodic reviews of the validity and quality of technical analysis, employing programming, back-testing, and scenario-assumption analysis, including quantitative assessment.

Skilled in applying proper analytical techniques via contextual approach in diverse market conditions.

Translated quantitative algorithmic systems and technical analysis to behavioral aspects of finance.

Skilled at managing emotional control over "greed-fear" paradigm to maintain objectivity and consistency.

Alpha Generator/Risk Manager

Achieved return persistency with limited peak to trough drawdowns.

Applied experiential knowledge and insight (over theory) to achieve stable returns.

Aggressive approach to reducing downside risk and maintaining capital preservation.

Adept at capital employment based upon investor mandate and utility.

Acute, strict application of money management over quarterly term, uniform control over leverage.

Absolute return driven strategy. Able to reduce systemic risk from the overall portfolio.

Adaptive, situational awareness approach to strategy.

Pharos Platform

Chief Executive Officer

December 2020 - December 2024 (4 years 1 month)

London, UK

SWVL - IP Inc.

Chief Executive Officer

October 2019 - June 2020 (9 months)

Seattle, Washington, United States

uZoom

Board Member

January 2016 - January 2017 (1 year 1 month)

I am part of a founding team who really truly believe in what our platform can do and are fearless in their approach. Exciting times are afoot!

Built in Seattle with love, we are a small team creating a Global live video streaming platform. Unlike models that rely on advertising or broadcast, we are a one to one purpose driven platform fueled by commerce. A user requests a video and a “Zoomer” accepts the request and gets paid to shoot it. The entire live video experience is controlled by the user paying the Zoomer. After the video is completed the user owns the video in MP4 format and can share it however they like, they own the footage. Download our app and give it a whirl, we would love to hear from you on your experience!

uZoom is a platform that allows people to bring the world closer in a safe and interactive way, and we see the greatest disruptive potential coming from the social impact arena. We believe this so strongly that we have established an entire vertical devoted to shared value and social impact initiatives, which will be led by uZoom’s Chief Impact Officer. Under the guidance of the Global Good Advisory Council and through collaborations with corporations, government’s and NGO’s, this vertical will focus on three pillars: Corporate Philanthropy; Economic Development and Opportunity; and Shared Value Partnerships.

Access Services, Inc

Co-Owner, CFO

January 1993 - January 2001 (8 years 1 month)

Startup construction company servicing large public sector clients (Federal, State, Municipal) in a wide range of bonded construction projects. Grew the firm from $0 in sales to over $4mm/yr with 76 employees. Co-responsibility for the firms vision, marketing, corporate governance, forecasting , finance, accounting , project management and sales needs.
Designed and built SQL-Access database that automated the entire business process from initial lead generation and scheduling to final client billing and accounting.
Successfully designed and executed both long-range and short-term business plans.

Able to prioritize and have flexible approach to meet goals and objectives.
Created and implemented inventive strategies to grow the business with limited resources.
Built and managed 12 employee teams to manage business deals and service clients.
Multi-tasked many simultaneous projects with diverse groups of clients.
Served as an analytic and strategic lead to stay ahead of the competition
Negotiated two acquisitions and one merger - deals sourced and contracts finalized.
Provided forecasting, financial analysis and process management necessary for the Firm's success.
Displayed strong communication, written and oral presentation skills.
Responsible for the Firm's succession planning.

Security Pacific National Bank (SPNB)
Program & Research Assistant
January 1990 - January 1993 (3 years 1 month)

Researched and implemented financial products and services for existing clientele within the Private Banking department. Acted as relationship intermediary with Morgan Stanley to offer a new range of products and services to high net worth clientele.
Conducted focus groups with new product concepts to determine interest and suitability.
Initiated new channels of business for the banking department through proactive contact with industry partners.
Lead collaborative effort with senior management to increase customer satisfaction and retention.
Helped structure partnerships within the bank to ensure that planning, analysis and reporting was achieved to target results.

Columbia Development & Special Events Inc
Acting CEO
January 1988 - January 1990 (2 years 1 month)

Assumed responsibility of all aspects of management from current CEO for both companies, employing over 225 employees. Lead the reorganization of both organizations to complete prior obligations and reduced costs across all departments. Reduced staff to 20 employees over 3 month period and finalized single family residential projects in process. Sectioned off non-performing departments and either closed or sold off divisions. Eliminated over $700k in annual losses in both entities. Eliminated over $2.8mm in total debt.

Conducted complete firm wide transition plans.
Successfully executed changes in corporate objectives.
Responsible for completing and supervising accounting and financial reporting requirements.
Renegotiated complex, time sensitive business issues with clients.
Adapted to fast pace learning curve to make decisions and work effectively in an adverse environment.
Managed and collaborated with over 25 3rd party professionals (legal/accounting) to obtain objectives.
Gained comprehensive business and management experience during difficult economic period.

Education

University of Washington
BA, Finance\International Studies · (1990)

Lakeside School
· (1986)

Stanford University
Financial Management

University of Washington, Seattle - Business School